

Mendel (Betzalel) Bassman · 3rd

Smart Tire Recycling Inc

Pittsburgh, Pennsylvania · 500+ connections · Contact info

Smart Tire Recyclin

Rabbinical College o America

Experience

Co - Founder & CEO

Smart Tire Recycling, Inc.

Apr 2014 – Present · 6 yrs 5 mos

Greater Pittsburgh Area

We are a team of Entrepreneurs, Engineers and Environmentalist with years of experience in th tire recycling industry. Our goal is "Profitable innovation in tire recycling". See more at http://www.smarttirerecycling.com/

General Manager

Bucktown Recycling

Jan 2011 – Apr 2014 · 3 yrs 4 mos

Greater Chicago Area

Bucktown Recycling has been a family run business since 1997. We have served thousands of customers and kept millions of pounds of material out of landfills. We will help unload your trucks, pick up materials and answer questions about prices, materials or the services that we provide. ...see mor

High School Teacher

Yeshivas Menachem Mendel Monsey

Jan 2008 – Jan 2011 · 3 yrs 1 mo

Taught 9th grade and 10th grade Jewish subjects.

Education

Rabbinical College of America
Master's degree, Rabbinical Studies
2005 – 2008

Jewish High School of Toronto
High School, Talmudic Studies
2000 – 2004

Licenses & Certifications

Safe Recycling and Deletion of Data Process
http://www.bucktownmetalrecycling.com/files/63830973.pdf
Issued Feb 2013 · No Expiration Date
Credential ID http://www.bucktownmetalrecycling.com/files/63829882.pdf

Skills & Endorsements

Community Outreach · 40

Avi Waren and 39 connections have given endorsements for this skill

Management · 35



Endorsed by **Howard Reisner, who is highly skilled at this**

Strategic Planning · 33

Matthew Frost and 32 connections have given endorsements for this skill

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Accomplishments

4 Publications

Oholei Betzalel - Tractate Kesubos • Oholei Betzalel - Tractate Baba Basra • Oholei Betzalel - On Lubavitcher Rebbe's talks • Oholei Betzalel Tractate Shabbos

3 **Languages**

English • Hebrew • Yiddish

1 **Project**

Recycle and Raise